Exhibit 99.1

China Jo-Jo Drugstores Announced Receipt of

Nasdaq Notification Regarding Minimum Bid Price Deficiency

HANGZHOU, China, June 16, 2023 /PRNewswire/ -- China Jo-Jo Drugstores, Inc. (Nasdaq: CJJD) (“Jo-Jo Drugstores” or the “Company”), a leading online and offline retailer, wholesale distributor of pharmaceutical and other healthcare products and healthcare provider in China, today announced that on June 15, 2023, the Company has received a notification letter from Nasdaq Listing Qualifications Department (“Nasdaq”) notifying the Company that it is not in compliance with the minimum bid price requirement from May 3, 2023 through June 14, 2023. As set forth in Nasdaq Listing Rules 5550(a)(2) (“Nasdaq Listing Rule”), it requires that the closing bid price for the Company’s ordinary shares listed on Nasdaq be maintained at a minimum of US$1.00 and failure to meet it for 30 consecutive trading days constitutes a compliance deficiency.

The notification has no immediate effect on the listing of the Company’s ordinary shares on Nasdaq.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has a period of 180 calendar days from the date of notification, or until December 12, 2023, to regain compliance with the minimum bid price requirement, during which time the Company’s ordinary shares will continue to trade on the Nasdaq Capital Market. If at any time during this 180 day period, or before December 12, 2023, the closing bid price of the Company’s ordinary shares is at least US$1.00 per share for a minimum of 10 consecutive business days, Nasdaq will provide written notification that the Company has achieved compliance with the minimum bid price requirement. In the event the Company does not regain compliance by December 12, 2023, the Company may be eligible for additional time to regain compliance, if the Company provide written notice of its intention to cure the deficiency during the second compliance period and is in compliance with the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market.

The Company intends to monitor the closing bid price of its ordinary shares between now and December 12, 2023. In the event the Company is not eligible for additional time to regain compliance with the Nasdaq requirements towards the end of the first compliance period, the Company’s Board of Directors will consider options that may be available to achieve compliance.

About China Jo-Jo Drugstores, Inc.

China Jo-Jo Drugstores, Inc. (“Jo-Jo Drugstores” or the “Company”), is a leading online and offline retailer and wholesale distributor of pharmaceutical and other healthcare products and a provider of healthcare services in China. Jo-Jo Drugstores currently operates an online pharmacy and retail drugstores with licensed doctors on site for consultation, examination and treatment of common ailments at scheduled hours. It is also a wholesale distributor of products similar to those carried in its pharmacies. For more information about the Company, please visit http://jiuzhou360.com. The Company routinely posts important information on its website.

Forward-Looking Statements

This press release contains information about the Company’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. The Company’s encourages you to review other factors that may affect its future results in the Company’s annual reports and in its other filings with the Securities and Exchange Commission.

For more information, please contact:

Company Contact:

Frank Zhao

Chief Financial Officer

+86-571-88077108

frank.zhao@jojodrugstores.com

Investor Relations Contact:

Tina Xiao

Ascent Investor Relations LLC

+1-917-609-0333

tina.xiao@ascent-ir.com